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CIBT and Subsidiaries Cooperates with DeVry University

May 11th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT”) CIBT reports that its wholly owned subsidiaries, Sprott-Shaw Degree College and King George International College (collectively, “CIBT Schools”), have signed cooperation agreements with DeVry University (“DeVry”) of Downers Grove, Ill., one of the largest, private sector universities in North America with more than 90 locations.

The articulation agreements will allow students from CIBT Schools to start their program at CIBT Schools around the world and complete their study at any DeVry University campus in the United States.  Courses completed at CIBT Schools that are covered by the articulation agreements are fully recognized by DeVry University. DeVry University and CIBT Schools are also working together to develop university pathway programs so that students at CIBT Schools in China and other parts of Asia can better prepare themselves for enrolling at DeVry University.

“As one of the leading international education providers in China and Canada, we actively enrol over 8,000 international students to study in Canada and Europe from 42 countries around the world,” commented Toby Chu, President, CEO and Vice Chairman of CIBT. “This cooperation with DeVry University will open up additional transferability for students to study in the United States in addition to Canada and Europe.  We feel that this is a synergistic and beneficial move between CIBT Group of schools, DeVry University, and our students at large.”

 “This cooperative effort represents a significant step toward DeVry University’s goal of globalization with an increasing number of international students pursuing undergraduate and graduate degrees at DeVry University campuses in the United States,” said James Kho, vice president business development at DeVry University.

About DeVry University:

Founded in 1931, DeVry University is one of the largest, private sector universities in North America, with nearly 93,000 students enrolled in the United States and Canada. The university’s mission is to foster student learning through high-quality, career-oriented education integrating technology, business, science and the arts. With more than 90 locations, DeVry University delivers practitioner-oriented undergraduate and graduate degree programs onsite and online that meet the needs of a diverse and geographically dispersed student population. Home to five colleges of study, including Business & Management, Engineering & Information Sciences, Health Sciences, Liberal Arts & Sciences, and Media Arts & Technology, DeVry University’s outstanding faculty members work in the fields that they teach, providing students with real-world experiences that prepare them for high-growth careers.

DeVry University is institutionally accredited by The Higher Learning Commission of the North Central Association, www.ncahlc.org. DeVry University, a part of DeVry Inc. (NYSE: DV), is based in Downers Grove, Ill. For more information about DeVry University, find us on Twitter @DeVryUniv, Facebook/DeVryUniversity or visit www.devry.edu.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that state the potential development of future programs and synergistic benefits of the cooperation, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered by DeVry; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.